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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____________________________________________________________________________March 2004

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada  M5H 2M5

Executive Offices

1.  Press Releases:  3/24/2004, 3/31/2004, 4/26/2004, and 4/27/2004

2.  Early warning report, 3/31/2004

3.  Stock option plan

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DESERT SUN MINING CORP.

Press Release 05 – 2004

For Further Information Contact:

John Carlesso	Kam Gill
416-861-5881	416-861-0341
1-866-477-0077	1-866-477-0077

TORONTO STOCK EXCHANGE
SYMBOL: DSM

March 24, 2004

DESERT SUN ANNOUNCES FURTHER DRILL RESULTS AT MORRO DO VENTO

PRE-PRODUCTION WORK ALSO PROGRESSING WELL

DESERT SUN MINING CORP. (TSX:DSM) announces additional drill results that further support the possibility of outlining a large open pittable mineral resource at the Morro do Vento target area at the Jacobina Mines on the Bahia Gold Belt in Brazil. Morro do Vento is located about 1.5 km from the processing plant and existing mines, and approximately 9 km from the town of Jacobina. Desert Sun is also pleased to provide an update on the activity at the mine site. Pre-production work is progressing well and Chief Operating Officer (COO) Peter Tagliamonte, P. Eng. is now based at the mine site in Jacobina to oversee the reactivation of the mines and the rampup to production.

Highlights of the progress on the exploration and mining are:

1. The exploration data at Morro do Vento continues to provide encouraging results that show the potential for outlining a large open pittable mineral resource. SRK Consulting is completing a scoping study on Morro do Vento to establish order of magnitude mining parameters to guide further exploration drilling. In light of these new drilling results, Desert Sun is accelerating drilling to complete sufficient holes across the full 2km target zone to outline a mineral resource estimate that meets CIM standards for a pre-feasibility study.

2. Significant exploration work is also in progress at several other targets, notably the Joao Belo Sul-Joao Belo Norte, Canavieras and Basal Reef (Itapicuru). Results of holes in these areas will be released as they are available. The Company now has 10 drills on site and is accelerating the previously announced US$5 million program, comprising over 40,000+ metres of drilling. The objective of Desert Sun's drill program is to increase its mineral reserves to 2 million ounces, at a comparable tonnage and grade to the current estimated mineral reserves of 10,746,000 tonnes at 2.20 g/t containing 758,600 ounces of gold (see press release Sept. 12, 2003), by the end of 2004. *Desert Sun cautions that this objective is preliminary in nature and there is no guarantee that further drilling will achieve these tonnage and grade objectives.*

   Desert Sun is also conducting a major exploration program along the wholly-owned 110+ Km long Bahia Gold Belt. This belt includes a 75+km strike length of the Serra do Córrego Formation conglomerates, which hosts the existing mines and the already-identified 1.36 million ounces measured and indicated resource and 2.47 million ounces inferred mineral resource on less that 10% of the property (see press release August 26, 2004).

3. Major improvements in drill productivity have been attained since the beginning of the year and the rate of drilling is now at 3,500 to 4,000m per month. The logging process is fully automated with direct entry on laptop computers at the core bench with all data entered into GEMCOM. The previously reported backlog at the laboratory is in the process of being cleared, and the company anticipates having a series of new drill results from several target areas to release in the coming weeks.

4. The Company recently announced the hiring of Peter Tagliamonte, P.Eng. as COO. Mr. Tagliamonte officially joined the firm on March 1, 2004 and is based at Jacobina. His primary task is to reactivate the existing Joao Belo and Itapicuru mines. The pre-production work has already started and Desert Sun expects the mine to be in production by the first quarter of 2005 and reach steady state production by the second quarter of 2005

Additional Drill Results from Morro do Vento

Morro do Vento is a major potential open pittable target zone in the Intermediate reefs. To date 44 holes totaling 6844 m have been completed of which results have been received for 40 of these holes. Four drills including the Longyear LG-30 track drill are currently working at this target. The target Intermediate reef package is consistently about 60-70m wide and extends along the full 2km strike length with extensive garimpos (free miners workings). Because of the geometry of the zone, and its location on the east flank of a hill, the zone could be open pit mined with minimal waste rock removal.

Table 1 below summarizes new drilling results at Morro do Vento which are from holes across most of the strike length of the target zone. The attached longitudinal section in Figure 1 shows the location of the pierce points.

Highlights include:

- **MVT-335 which intersected 1.01 grams gold per tonne (g Au/t) over a true width of 54.3m including higher grade intersections of 3.10 g Au/t over a true width of 6.3m and 2.17 g Au/t over a true width of 4.17m; and**
- **MVT-324 which returned 0.79 g Au/t over a true width of 40.5m including 2.42 over a true width of 8.1m g Au/t. Results from MVT-322 to MVT-324 fill in a major gap in previously drilling in the northern part of the target zone and indicate that the mineralized zones are continuous through that area.**
- **MVT-316 which intersected 0.76 g Au/t over a true width of 73.5m including higher grade intersections of 2.87 g Au/t over 7.4m true width and 2.33 g Au/t over 6.8m true width; and**
- **MVT-336 which returned 0.71 g Au/t over a true width of 67.2m including higher grade intersections of 3.41 g Au/t over a true width of 4.2m and 4.06 g Au/t over a true width of 1.5m.**

SRK Consulting is carrying out a preliminary assessment of the potential for open pit mining at Morro do Vento. Results of this study will be used to guide further exploration drilling to outline a mineral resource that meets CIM standards for a pre-feasibility study. Metallurgical test work is also in progress at SGS Lakefield in Lakefield, Ontario.

Table 1: Significant Drilling Results, Morro do Vento

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO						
MVT316	N8754098					
dip -65	52.05	138.54	**0.76**	86.49	**73.5**	110
incl	65.28	69.86	**1.73**	4.58	**3.9**	80

incl	98.20	106.15	2.33	7.95	**6.8**	120
incl	126.12	134.88	2.87	8.76	**7.4**	160
MVT-322	N8754375					
dip - 83	67.99	171.33	0.40	103.34	**72.3**	110
incl	78.80	84.62	2.39	5.82	**4.1**	74
incl	161.09	163.30	4.55	2.21	**1.5**	144
incl	197.39	205.05	2.75	7.66	**5.4**	174
MVT-323	N8754407					
dip - 75	57.97	156.57	0.56	98.60	**54.2**	92
incl	57.97	61.06	1.39	3.09	**1.7**	50
incl	67.32	77.25	1.68	9.93	**5.5**	60
incl	120.10	130.61	1.40	10.51	**5.8**	108
MVT-324	N8754535					
dip -38	99.91	215.76	0.79	115.85	**40.5**	45
incl	99.91	107.55	2.12	7.64	**2.7**	34
incl	123.94	129.28	1.92	5.34	**1.9**	32
incl	160.59	183.64	2.42	23.05	**8.1**	40
MVT-325	N8754623	Faulted				
dip +8°	60.18	69.43	1.14	9.25	**6.7**	45
MVT-330	N 8753259					
dip -86°	157.69	272.41	0.40	114.72	**72.3**	214
incl	187.67	191.7	1.22	4.03	**2.5**	193
incl	224.89	240.13	1.41	15.24	**9.6**	232
MVT-333	N8753950					
dip - 55°	5.81	74.95	0.58	69.14	**69.1**	36
incl	46.93	48.40	5.48	1.47	**1.5**	40
MVT-335	N8753634					
dip - 82°	35.23	122.85	1.01	87.62	**54.3**	78
incl	35.23	38.63	2.17	3.40	**2.1**	40
incl	50.72	55.80	2.11	5.08	**3.1**	47
incl	83.43	93.67	3.10	10.24	**6.3**	88
incl	115.22	122.85	2.17	7.63	**4.7**	118
MVT336	N875363					
dip - 55°	26.78	101.44	0.71	74.66	**67.2**	60
incl	26.78	31.43	3.41	4.65	**4.2**	30
incl	41.67	46.38	1.45	4.71	**4.2**	42
incl	60.45	66.00	1.05	5.55	**5.0**	60
incl	97.72	99.38	4.06	1.66	**1.5**	86

* all holes are NQ diamond drill core size; results for MVT-317, -319, -320 and -321 were released December 18, 2004; results for MVT-318 are pending.
** depth calculated based on midpoint of intersection

Pre-Production Work in Full Progress at Mine Site

Preproduction development work is proceeding at an accelerated rate on site. Work completed or in progress is as follows

- Dewatering of the João Belo Mine is on the 620m elevation with only 15m remaining to reach the bottom level 605m.
- Dewatering of the Itapicuru Mine continues with the use of two pumps in series with the water level now 40m below adit level. All the pumped water is being diverted to the tailings pond.
- At the plant site, work is in progress with a full Engineering Procurement and Construction (EPCM) Team on site from GEST Engenharia, a Brazilian-based engineering firm who worked under SNC Lavalin's direction on the feasibility study.
- The main activities in progress at the plant site are on the leach area where four major new pachucas will be erected. The area where these tanks will be located has been fully cleaned and all redundant steel structure removed.
- Detailed engineering is in progress and by month end major procurement activities will take place.

The Board of Directors is also pleased that Peter Tagliamonte has officially joined Desert Sun as Vice President Operations and Chief Operating Officer, effective March 1st, 2004. He will be based at Jacobina for the first year, where he will head up the entire pre- production team and mine construction and reactivation. Mr. Tagliamonte stated: "The work at the site is going well and we expect to be in production by the first quarter of 2005, and reach a steady-state rate by Q2. The mining equipment is being ordered and the plant rehabilitation is progressing on schedule. I am excited to be at the site. There is no technical reason that I can see why this mine should not produce at the rate of over 102,000 ounces per year at a cash cost of US$189, as outlined in the SNC Lavalin feasibility study."

Kurt Menchen, Vice President Operations, Brazil added: "We are very fortunate to have the addition of Peter's experience and expertise on board here in Jacobina. Peter's track record over his career and particularly in Brazil, is one of productivity and efficiency. Everyone at the mine site and production facility is committed to meeting our reactivation and production objectives, and welcomes Peter to the team."

As previously reported (see press release August 26, 2003) Micon International reviewed and confirmed measured and indicated mineral resources of 14,802,000 tonnes grading 2.86 g Au/t containing 1,362,000 ounces gold and inferred mineral resources of 29,487,000 tonnes grading 2.62 g Au/t containing 2,479,500 ounces of gold in the Jacobina mine area.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the

Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

- 30 -

Figure 1: Vertical Longitudinal Section, Morro do Vento

N
LEGEND
Morro do Vento
Vertical Longitudinal Section
(Looking West)

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

               Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release      03 – 2004

For Further Information Contact:

John Carlesso

Vice President, Corporate Development

416-861-5881

1-866-477-0077

    TORONTO STOCK EXCHANGE

    SYMBOL: DSM

March 31, 2004

PRE-PRODUCTION UPDATE - DESERT SUN CONTRACTS LAKEFIELD GEOSOL TO OPERATE JACOBINA MINE LABORATORY

DESERT SUN MINING CORP. (TSX:DSM) has entered into an agreement with Lakefield Geosol Laboratorios Ltda. to design, commission and operate an independent laboratory for analysis of production ores, definition drill core, metallurgical samples and water for environmental monitoring at the Jacobina mine site, Bahia, Brazil.  All work procedures, training and quality systems of the mine site laboratory will be based on the Lakefield Geosol model which is ISO 9001:2000 compliant. Once the mine laboratory is fully operational, Lakefield Geosol and Desert Sun will apply for ISO certification.   Analysis of exploration drill core and rock samples will continue to be done at the Lakefield Geosol laboratory in Belo Horizonte.

Lakefield Geosol Laboratorios Ltda. is a joint venture company between SGS Lakefield Research Limited, part of the SGS Group, which provides global testing and consulting services to the broad mining and metals sector from offices in Canada, Chile, Australia, South Africa and Brazil and Geosol Geologia e Sondagems Ltda of Brazil. SGS Lakefield has considerable experience worldwide, and specifically in Brazil, in the development of on-site mine laboratories.  Clients in Brazil include Companhia Vale do Rio Doce (CVRD) one of the largest integrated mining, smelting and manufacturing companies in the world.

With a head office in Belo Horizonte and an affiliate laboratory in Parauapebas, Minas Gerais, Brazil, Lakefield Geosol provides gold determinations via fire assay and aqua regia leach, analysis of trace elements by Inductively Coupled Plasma (ICP), Atomic Absorption Spectophotometry (AAS), X-Ray Florescence (XRF), ore/industrial rock  assays  and  whole  rock  analysis.  Heavy  metal  determinations,  physical/chemical  parameters  and bacteriological tests, classification of residues, and sampling campaigns for waters, effluents and residues are also available to the environmental sector.  Quality is continually monitored via regular proficiency and interlaboratory tests.

Peter Tagliamonte, P.Eng., Vice President, Operations and Chief Operating Officer of Desert Sun said: “We are very pleased to enter into this agreement with Lakefield Geosol which will ensure that we will have a high quality and independent laboratory at the mine.   This is another important operational step in bringing the mine to full production in 2005 and reflects the commitment of our management team to maintain the highest standards of transparent reporting."

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock

Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

               Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release      03 – 2004

For Further Information Contact:

John Carlesso

Vice President, Corporate Development

416-861-5881

1-866-477-0077

    TORONTO STOCK EXCHANGE

    SYMBOL: DSM

April 26, 2004

DESERT SUN SCHEDULES CONFERENCE CALL ON WED APRIL 28TH ON PREPRODUCTION AND EXPLORATION UPDATE

DESERT SUN MINING CORP. (TSX:DSM) has scheduled a conference call on Wednesday April 28th to update shareholders on its preproduction activities and exploration program at Jacobina in Brazil. The company remains  on target to be in production by early 2005, and producing at a steady state rate of 100,000 ounces per year by  the second quarter of 2005. The operations team in Brazil, led by Chief Operating Officer Peter Tagliamonte, P. Eng., and Vice President Operations, Kurt Menchen, will present an update on the preproduction activities.  The Company has also announced significant exploration results from the Morro do Vento and Canavieiras targets. Dr. Bill Pearson, P. Geo, Vice President Exploration and the qualified person for DSM, will update the shareholders on these results, their significance for the Company and an update on the drilling in progress.

CONFERENCE CALL DETAILS

Date : Wednesday April 28, 2004

Time: 10:00 am EST

Local callers:                         416-405-8532

North American callers:        1-877-295-2825

International callers:        +1-416-405-8532

An archive recording of the call will be available following completion of the call on the Desert Sun website at www.desertsunmining.com.

PREPRODUCTION UPDATE

The dewatering of the Joao Belo Mine, from which the bulk of planned production will come, has been completed. Underground services are being installed in preparation to accommodate the mechanized equipment, and some minor slashing of access areas will soon be taking place. The main haulage drifts to the Joao Belo mine are being rehabilitated, with crews removing track and ties from the previous haulage system, in preparation for the new truck haulage system.

The Mine Complex repair and upgrading is advancing well in preparation for the start of operation activities. Telephone and Internet service has been installed at the mine site, and the main mine transformer sub-station is being rehabilitated and prepared for operations. Technical inspections of the production facility and mill have been completed, and final negotiations are taking place with major equipment suppliers for the mechanized equipment fleet. Other items such as ventilation fans and loaders are also near purchase decisions. Engineering and Planning has commenced for the initial mining stopes.

Technical inspections of the critical equipment at Mill facility have been completed.  The Company has hired Mr. Rodrigo Costa as Metallurgical Plant Manager and he is working on site with GEST and SNC Lavalin.  Mr. Costa is a Brazilian who earned his Masters Degree in metallurgy at Queens University in Kingston, Ontario, Canada and has 8 years experience in gold mine mill processing.

“We remain confident in our ability to bring Jacobina into production” stated  Chief Operating Officer Peter Tagliamonte. “The requirements to be met over the coming months are representative of a fairly typical program to upgrade and automate a manual mining operation to a fully mechanized trackless operation. The Jacobina Mine is very similar to situations I have successfully dealt with in the past. Our team is motivated, experienced and enthusiastic about our upcoming challenges, and we are currently  investigating means to implement additional operating efficiencies beyond those contained in the Feasibility Study for the mine.”

EXPLORATION UPDATE

Desert Sun Mining is conducting a significant exploration program in 2004, which includes over 40 000 metres of diamond drilling.  The program is focused on substantially increasing the mineral reserves in the main production areas (Joao Belo Norte and Basal Reef-Cuscuz) and exploring several new targets identified in the 2003 drill program, most notably the Morro do Vento, Canavieiras, and Joao Belo South areas. The Company currently has 10 surface diamond drills and four underground drills at the site.

The Company has released results from 40 drill holes at Morro do Vento (most recent release March 24, 2004) which continue to confirm the potential to outline a large open pittable mineral resource.  The target Intermediate reef package at Morro do Vento is consistently about 60-70m wide and extends along the full 2km strike length with extensive garimpos (free miner workings). Because of the geometry of the zone, and its location on the east flank of a hill, the zone could be open pit mined with minimal waste rock removal.

At Canavieiras, recent drill results (see press release April 21, 2004) continue to confirm the excellent potential for outlining a significant mineral resource at that could be readily accessed from the existing workings.  Highlights of this drilling included hole CAN-21 which intersected 8.47 g Au/t over a core length of 13.02m (8.07 g Au/t with highs cut to 30 g/t; true width 5-10m).  Four underground drills are currently in operation at Canavieiras.

Dr. Bill Pearson, P.Geo., Vice President, Exploration commented:  “In the last several months, the exploration program has accelerated considerably with the monthly drill production now in the order of 4,500m.  This has allowed us to now have drilling concurrently at five of our major target areas (Joao Belo Norte, Basal Reef-Cuscuz, Morro do Vento, Canavieiras and Joao Belo Sul).  There is excellent potential to outline significant new mineral resources in each of these target areas.”

About Desert Sun Mining Corp

SNC Lavalin completed a Feasibility study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.    SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical  data.  SRK considered that Jacobina has the potential to deliver “economically  mineable tonnes” containing 2 million recoverable ounces of gold.  A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces.  It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.  Based on the SNC Feasibility, which used a gold price of US$350 per ounce and a Real to $US exchange rate of 3:1, the mine can be in  production by 2005, producing at a rate of 102,000 ounces per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine (on standby since 1998) according to the feasibility plan.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian  gold exploration and development company listed on the Toronto Stock

Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

               Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release      03 – 2004

For Further Information Contact:

John Carlesso

Vice President, Corporate Development

416-861-5881

1-866-477-0077

    TORONTO STOCK EXCHANGE

    SYMBOL: DSM

April 28, 2004

REMINDER: DESERT SUN CONFERENCE CALL TODAY ON PREPRODUCTION UPDATE

DESERT SUN MINING CORP. (TSX:DSM) has scheduled a conference call today, Wednesday April 28th to update shareholders on its preproduction activities and exploration program at Jacobina in Brazil. The company remains on target to be in production by early 2005, and producing at a steady state rate of 100,000 ounces per year by the second quarter of 2005. The operations team in Brazil, led by Chief Operating Officer Peter Tagliamonte, P. Eng., and Vice President Operations, Kurt Menchen, will present an update on the preproduction activities.  The Company has  also announced significant exploration results from the Morro do Vento and Canavieiras targets in recent weeks. Dr. Bill Pearson, P. Geo, Vice President Exploration and the qualified person for Desert Sun, will update the shareholders on these results, their significance for the Company, and discuss the drilling currently in progress.

CONFERENCE CALL DETAILS

Date : Wednesday April 28, 2004

Time: 10:00 am EST

Local callers:                         416-405-8532

North American callers:        1-877-295-2825

International callers: +1-416-405-8532

An archive recording of the call will be available following completion of the call on the Desert Sun website at www.desertsunmining.com.

About Desert Sun Mining Corp

SNC Lavalin completed a Feasibility study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.    SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical  data.  SRK considered that Jacobina has the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold.  A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces.  It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.  Based on the SNC Feasibility, which used a gold price of US$350 per ounce and a Real to $US exchange rate of 3:1, the mine can be in  production by 2005, producing at a rate of 102,000 ounces per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine (on standby since 1998) according to the feasibility plan.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock

Exchange. (www.desertsunmining.com).

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4

Report for the period ending March 31, 2004.

(a)        Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.

65 Queen Street West

Suite 1800

Toronto, Ontario

M5H 2M5

(b)       Net Increase or decrease in the number or principal amount of securities, and in the  eligible  institutional  investor's  security  holding  percentage  in  the  class  of securities, since the last report filed by the eligible   institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. (“Acuity”) for the purposes of reporting the acquisition of 1,529,500 units of Desert Sun Mining (the “Reporting Issuer”). For the period March 1, 2004 through March 31, 2004 Acuity acquired 1,529,500 units of the Reporting Issuer, representing 2.68% of the outstanding units of the Reporting Issuer.

(c)        Designation  and  number  or  principal  amount  of  securities  and  the  eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

6,028,500 units of the Reporting Issuer representing 10.54% of the outstanding units of the Reporting Issuer.

(d)       Designatio n and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i)         the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii)       the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii)      the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

6,028,500 units of the Reporting Issuer representing 10.54% of the outstanding units of the Reporting Issuer.

(e)        The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer.  Acuity managed accounts may from time to time acquire additional units, dispose of some or all of  existing or additional units or may continue to hold the units.

(f)        The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence  resulting  in  the  change  in  ownership  or  control  giving  rise  to  the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g)       The  names  of  any  joint  actors  in  connection  with  the  disclosure  required  by

Appendix G of National Instrument 62-103:

Not applicable.

(h)       If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or  Part  4  of  National  Instrument  62-103  in  respect  of  the  Reporting  Issuer's securities:

None

(i)         A statement that the person or company is eligible to file reports under Part 4 of

National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103.  Neither Acuity nor any of its managed accounts presently intend to:

(1)       Make a formal take-over bid for securities of the Reporting Issuer, or

(2)       Propose a reorganization, amalgamation, merger arrangement or similar  business  combination  with  the  Reporting  Issuer  that  if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing  effective  control  over  the  Reporting  Issuer  or  a successor to all or part of the business of the Reporting Issuer.

Signed “George Henry”

Signature

George Henry, Chief Financial Officer

Name and Title

(416) 366-1737

Telephone

Acuity Investment Management Inc. Eligible Institutional Investor

2004 STOCK OPTION PLAN

1.

PURPOSE

The purpose of this stock option plan (the “Plan”) is to authorize the grant to service providers for Desert Sun Mining Corp. (the “Corporation”) of options to purchase common shares (“shares”) of the Corporation’s capital and thus benefit the Corporation by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2.

ADMINISTRATION

The Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for that purpose (the “Committee”).  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Corporation shall grant options under the Plan.

3.

SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of paragraph 12 hereof, the aggregate number of shares of the Corporation which may be issued and sold under the Plan will not exceed 8,500,000. The total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the outstanding issue.  The Corporation shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Corporation’s shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Corporation shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation shall be returned to the optionee.

4.

LIMITS WITH RESPECT TO INSIDERS

1.

The  maximum number of shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, shall be 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

2.

The maximum number of shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue.  The maximum number of shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the shares outstanding at the time of the grant (on a non-diluted basis).

5.

ELIGIBILITY

Options shall be granted only to service providers for the Corporation.  The term “service providers for the Corporation” means (a) any full or part-time employee (“Employee”) or Officer, or insider of the Corporation or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Corporation (“Management Company Employee”); (c) any other person or company engaged to provide ongoing consulting services for the Corporation or any entity controlled by the Corporation (“Consultant”) or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (“Investor Relations Employee”) (any person in (a) (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Corporation must represent that the optionee is a bonafide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider”  “controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

6.

LIMITS WITH RESPECT TO CONSULTANTS AND INVESTOR RELATIONS EMPLOYEES

1.

The maximum number of shares which may be reserved for issuance to Consultants under the Plan, any other employer stock option plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis)

2.

The maximum number of shares which may be reserved for issuance to Investor Relations Employees under the plan, any other employer stock options plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

7.

PRICE

The purchase price (the “Price”) for the shares of the Corporation under each option shall be determined by the board of directors or Committee, as applicable, on the basis of the market price, where “market price” shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Corporation on any stock exchange on which the shares are listed or dealing network on which the shares of the Corporation trade.  In the event the shares are listed on the TSX Venture Exchange, the price may be the market price less any discounts from the market price allowed by the TSX Venture Exchange, subject to a minimum price of $0.10.

8.

PERIOD OF OPTION AND RIGHTS TO EXERCISE

Subject to the provisions of this paragraph 8 and paragraphs 9, 10 and 17 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof.  Options shall not be granted for a term exceeding five years.  The shares to be purchased upon each exercise of any option (the “optioned shares”) shall be paid for in full at the time of such exercise.  Except as provided in paragraphs 9, 10 and 17 below, no option which is held by a service provider may be exercised unless the optionee is then a service provider for the Corporation.

9.

CESSATION OF PROVISION OF SERVICES

Subject to paragraph 10 below, if any optionee who is a service provider shall cease to be a service provider for the Corporation for any reason (whether or not for cause) the optionee may,but only within the period of ninety days, or thirty days if the service provider is an Investor Relations Employee, next succeeding such cessation and in no event after the expiry date of the optionee’s option, exercise the optionee’s option unless such period is extended as provided in paragraph 10 below.

10.

DEATH OF OPTIONEE

In the event of the death of an optionee during the currency of the optionee’s option, the option theretofore granted to the optionee shall be exercisable within, but only within, the period of one year next succeeding the optionee’s death.  Before expiry of an option under this paragraph 10, the board of directors or Committee, as applicable, shall notify the optionee’s representative in writing of such expiry.

11.

NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferrable by an optionee otherwise than by will or by laws of descent and distribution, and such option shall be exercisable, during an optionee’s lifetime, only by the optionee.

12.

ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation.  The options granted under the Plan may contain such provisions as the board of directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change.  If there is a reduction in the exercise price of the options of an insider of the Corporation, the Corporation will be required to obtain approval from disinterested shareholders.

13.

AMENDMENT AND TERMINATION OF THE PLAN

The board of directors or Committee, as applicable, may at any time amend or terminate the Plan, but where amended, such amendment is subject to regulatory approval.

14.

EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its approval by the shareholders of the Corporation.

15.

EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan.

16.

EXERCISE OF OPTION

Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased.

Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the optioned shares in the name of such optionee or the optionee’s legal personal representative or as may be directed in writing by the optionee’s legal personal representative.

17.

VESTING RESTRICTIONS

Options issued under the Plan may vest at the discretion of the board of directors or Committee, as applicable, provided that (a) the number of shares which may be acquired pursuant to the Plan shall not exceed a specified number or percentage during the term of the optionee; (b) if the shares are listed on TSX Venture Exchange the options shall vest no more frequently than equally on a quarterly basis over a period of not less than 18 months and if the shares are listed on any other stock exchange, the shares shall vest in accordance with the requirements of such exchange; and (c) if the shares are listed on TSX Venture Exchange, options issued to Investor Relations Employees must vest in stages over not less than 12 months with no more than one-quarter (1/4) of the options vesting in any three month period.  For greater certainty, at the discretion of the board of directors or Committee, as applicable, if the shares are listed on the Toronto Stock Exchange, the vesting restrictions placed on any previously issued options under the Plan may be removed and any options to be issued in the future under the Plan may be issued without any vesting restrictions.

18.

NOTICE OF SALE OF ALL OR SUBSTANTIALLY ALL SHARES OR ASSETS

If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares:

1.

the Corporation seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or

2.

a third party makes a bona fide formal offer or proposal to the Corporation or its shareholders which, if accepted, would constitute an Acceleration Event;

the Corporation shall notify the optionee in writing of such transaction, offer or proposal as soon as practicable and, provided that the board of directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section 12 hereof, (i) the board of directors or Committee, as applicable, may permit the optionee to exercise the option granted under this Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionee may participate in such transaction, offer or proposal; and (ii) the board of directors or Committee, as applicable, may require the acceleration of the time for the exercise of the said option and of the time for the fulfillment of any  conditions or restrictions on such exercise.

For these purposes, an Acceleration Event means:

(a)

the acquisition by any “offeror” (as defined in Part XX of the Securities Act (Ontario) of beneficial ownership or more than 50% of the outstanding voting securities of the Corporation, by means of a takeover bid or otherwise;

(b)

any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(c)

any sale, lease exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the assets of the Corporation; or

(d)

the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Corporation.

19.

RIGHTS PRIOR TO EXERCISE

An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

20.

GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

21.

EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not been exercised.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 000-29610

(Registrant)

Date: May 10, 2004

By /s/ Stan Bharti_______________________________

Stan Bharti, President/CEO/Director